ANTOFAGASTA PLC

82-4987

Quarterly Production Repo

Q3 200

30 October 2003

Highlights

- **Group Copper production climbe[illegible] tonnes in Q3**
- **Group cash costs were 34.6 cents per pound, historically the lowest to date**

Group Total	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Acc 2003	Acc 2002	Full Year 2002
Total copper production ('000 tonnes)	**105.8**	**119.4**	**124.3**		**349.4**	**323.5**	**460.7**
Weighted average cash costs (cents per pound)	**39.8**	**35.6**	**34.6**		**36.5**	**38.4**	**38.9**

Los Pelambres

Quarterly copper production was 86,300 tonnes, an increase of 3% compared to the previous quarter. The increase was due to higher grades and recoveries but was offset by lower processing levels. The decrease in throughput resulted from scheduled maintenance carried out during August which included installation of the new Pebble Crusher. A similar production level will be maintained during the next quarter despite lower ore grades as per the Mine Plan which should be offset by higher processing levels.

Cash costs for the period were 27.5 cents per pound, a new record. This was mainly achieved by increased by-product credits. Production of Molybdenum increased (15% over Q2) as did Moly prices (7% higher than Q2).

The company expects that copper production in 2003 will reach 325,000 tonnes.

El Tesoro

Cathode production at El Tesoro increased 8% compared to the previous quarter. The increase was due to higher throughput and better recoveries offset by a decrease in the ore grade. It is expected that similar processing and recovery levels will be maintained, although the grade will be lower due to the extraction sequence in the ore body. Notwithstanding and as previously stated, El Tesoro will still produce at least 90,000 tonnes of cathodes for the year.

Cash costs were marginally less than in Q2, due to increased production.

Michilla

The additional crusher capacity, which was installed at the beginning of the year, boosted Michilla's production in Q3 to 14,000 tonnes, 4% higher than in the previous quarter. Cash costs were maintained at around 67 cents per pound.

The Chilean peso which averaged CH$ 693 to US$ 1.00 in Q3 has now strengthened to CH$ 635 to US$ 1.00, which will have a negative impact, to a greater or lesser degree, on the Group's three mines and will be reflected in Q4 costs as approximately 35% of the cash cost of the three mines is incurred in Pesos.

Rail and Road Transport

Tonnage levels in Q3 were similar to Q2 and should be maintained through the year end. Expectation is that total tonnage carried in 2003 will exceed tonnage in 2002.

nquiries:

lejandro Rivera
ivera@aminerals.cl
antiago: (56-2) 3775145

hilip Adeane
vakefield@antofagasta.co.uk
ondon: (44-20) 7808 0988

ussein Barma
barma@antofagasta.co.uk
ondon: (44-20) 7808 0988

sued by:

eith Irons
ankside Consultants Ltd
eith@bankside.com
ondon: (44-20) 7444 4155

Los Pelambres	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Acc 2003	Acc 2002	Full Year 2002
Daily average ore treated ('000 tonnes)	107.1	115.4	105.0		109.1	110.3	110.5
Average ore grade (%)	0.88	0.93	1.00		0.93	0.85	0.91
Average recovery (%)	90.1	89.3	90.9		90.1	90.6	91.1
Concentrate produced ('000 tonnes)	172.7	219.2	217.2		609.2	563.7	811.8
Average concentrate grade (%)	42.8	39.5	41.1		41.0	41.0	41.3
Fine copper in concentrate ('000 tonnes)	73.9	86.6	89.2		249.6	231.0	335.5
Payable copper in concentrate ('000 tonnes)	71.5	83.7	86.3		241.5	223.4	324.6
Payable moly in concentrate ('000 tonnes)	1.8	1.9	2.2		6.0	6.6	7.8
Cash costs (cents per pound)	34.4	29.0	27.5		30.1	34.0	34.9

El Tesoro	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Acc 2003	Acc 2002	Full Year 2002
Daily average ore treated ('000 tonnes)	22.7	19.7	22.0		21.4	20.4	20.5
Average ore grade (%)	1.48	1.60	1.43		1.50	1.47	1.50
Average recovery (%)	77.0	77.5	80.3		78.2	74.7	74.4
Copper cathodes ('000 tonnes)	23.4	22.1	24.0		69.5	61.5	84.3
Cash costs (cents per pound)	40.6	41.3	41.1		41.0	40.4	40.8

Michilla	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Acc 2003	Acc 2002	Full Year 2002
Daily average ore treated ('000 tonnes)	12.4	16.4	16.7		15.2	12.8	13.4
Average ore grade (%)	1.35	1.24	1.21		1.26	1.43	1.39
Average recovery (%)	75.1	74.7	74.9		74.8	76.1	75.6
Copper cathodes ('000 tonnes)	10.9	13.5	14.0		38.4	38.6	51.8
Cash costs (cents per pound)	73.1	67.4	67.3		69.0	60.6	61.4

Transport	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Acc 2003	Acc 2002	Full Year 2002
Rail tonnage transported ('000 tons)	946	1,131	1,118		3,194	3,107	4,142